UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2021
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2020 Fourth Quarter and Annual Results

•Quarterly revenue increased 18% to $344.1 million
•Quarterly IPG Net Earnings increased 47% to $17.1 million
•Quarterly adjusted net earnings(1) increased 139% to $32.4 million
•Quarterly adjusted EBITDA(1) increased 55% to $67.7 million
•Quarterly cash flows from operating activities increased 21% to $88.6 million
•Quarterly free cash flows(1) were $63.8 million
•Total leverage ratio(1) decreased to 2.2x
MONTREAL, QUEBEC and SARASOTA, FLORIDA - March 12, 2021 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its fourth quarter and year ended December 31, 2020. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis ("MD&A") and audited consolidated financial statements and notes thereto as of December 31, 2020 and 2019 and for the three-year period ended December 31, 2020 ("Financial Statements").

“Our business has undergone a structural change that has been in the making since 2016,” said Greg Yull, President and CEO of IPG. “The acquisitions we made in protective packaging and machinery automation have strengthened our product bundle. Our capital investment program during that period targeted the key end markets where we have experienced our highest growth. And the onset of the COVID-19 pandemic in 2020 dramatically altered our e-commerce end market, which third parties estimate significantly pulled forward demand and established a new base level on which future growth is expected to continue. As a result of these changes and the leverage on our asset utilization, our margin profile has improved, our free cash flow generation has increased and our ability to grow with our customers is better today than at any point in the history of the Company. Our results in the fourth quarter with revenue growth of 18% and free cash flow of $64 million prove this out. On the strength of these results, we intend to invest in the highest growth areas of the business within our existing plant footprints while maintaining strong free cash flow in 2021.”

Fourth Quarter 2020 Highlights (as compared to fourth quarter 2019):

•Revenue increased 18% to $344.1 million primarily due to an increase in volume/mix primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging, and certain other tape products.
•Gross margin increased to 25.7% from 20.7% primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Selling, general and administrative expenses ("SG&A") increased $20.9 million to $53.4 million primarily due to a $19.9 million increase in share-based compensation expense resulting from an increase in the fair value of cash-settled awards, including the impact of performance adjustments. Excluding share-based compensation expense, SG&A increased $0.9 million.
•Net earnings attributable to the Company's shareholders ("IPG Net Earnings") increased $5.5 million to $17.1 million primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.
•Adjusted net earnings increased $18.8 million to $32.4 million primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

•Adjusted EBITDA increased 54.7% to $67.7 million primarily due to an increase in gross profit.
•Cash flows from operating activities increased $15.3 million to $88.6 million primarily due to an increase in gross profit, partially offset by an increase in cash taxes paid and a decrease in cash flows from working capital.
•Free cash flows were similar at $63.8 million primarily due to an increase in cash flows from operating activities, largely offset by an increase in capital expenditures.

Fiscal Year 2020 Highlights (as compared to fiscal year 2019):

•Revenue increased 4.7% to $1,213.0 million primarily due to an increase in volume/mix primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging, and certain other tape products.
•Gross margin increased to 23.8% from 21.3% primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale.
•IPG Net Earnings increased $31.5 million to $72.7 million primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition(2), partially offset by an increase in SG&A.
•Adjusted net earnings increased $31.9 million to $89.7 million primarily due to an increase in gross profit, partially offset by an increase in income tax expense.
•Adjusted EBITDA increased 22.6% to $211.1 million primarily due to an increase in gross profit.
•Cash flows from operating activities increased in the year ended December 31, 2020 by $44.6 million to $179.6 million primarily due to an increase in gross profit and an increase in cash flows from working capital, partially offset by an increase in cash taxes paid.
•Free cash flows increased by $46.9 million to $133.8 million due to an increase in cash flows from operating activities and a decrease in capital expenditures.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
(2)"Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.

Other Highlights:

Dividend Declaration
On March 11, 2021, the Board of Directors declared a dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Sustainability

The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence and benefit from new opportunities in its markets. During the fourth quarter of 2020, the Company achieved Cradle to Cradle Certified™ Silver level for StretchFLEX® and SuperFLEX® Stretch Film. The Board of Directors also formed the Environmental, Social & Governance ("ESG") Committee with a mandate to provide governance and oversight with respect to ESG matters including: health, safety, environmental, social, sustainability, climate-related matters, corporate governance and other human capital matters.

Read the full 2019 sustainability report, titled "We Package, We Protect & We Sustain" at www.itape.com/sustainability.

COVID-19
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The following is an overview of the status of the Company's efforts as of the time of this filing as well as a discussion of certain risks to its business associated with COVID-19:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable local guidelines, including social distancing and requiring employees to wear protective face coverings provided by the Company while in our manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, we believe the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.
•The Company has been effectively managing working capital and has implemented cost savings initiatives. In the fourth quarter and fiscal year 2020, the Company generated cash flows from operating activities of $88.6 million and $179.6 million, respectively, and free cash flows of $63.8 million and $133.8 million, respectively. Cash and loan availability was $408.7 million at the conclusion of the fourth quarter. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.14, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 7.08, compared to the covenant minimum of 2.75 as of December 31, 2020. Loan availability was $392.2 million as of December 31, 2020 which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility has approximately two years remaining until maturity and the Senior Unsecured Notes have approximately six years remaining until maturity. See "Liquidity and Borrowings" in the Company's MD&A for more information.

Outlook

“We continue to experience strong sales and order flow in the first quarter, which are in line with the trends from the second half of 2020,” said Mr. Yull. “We believe demand in key product categories will continue post pandemic. As a result, we are moving ahead with the installation of a new water-activated tape line within our existing footprint that will be operational in 2022 and we are expanding production capacity in other high growth areas, specifically woven products, protective packaging and films. By expanding capacity within our existing footprint we expect these projects will provide shorter-term investment horizons and higher returns. Given the structural changes we have realized in the business as a result of our previous investments in capital expenditures and business acquisitions, we expect to continue to generate a healthy level of free cash flow in a range of $80 to $100 million in 2021 while investing for future growth. The capital expenditure level for 2021 is expected to be approximately $100 million, of which $70 million is for strategic projects in high growth areas, $10 million is for digital transformation and cost savings initiatives and $20 million is for regular maintenance.”

The Company's expectations for fiscal year 2021 are as follows:

•Revenue in 2021 is expected to be between $1.3 and $1.4 billion. This range takes into consideration recent increases in raw material prices, which are expected to have a direct impact on selling prices.

•Adjusted EBITDA for 2021 is expected to be between $220 and $240 million.
•Total capital expenditures for 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. This also includes $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.
•Free cash flows for 2021 are expected to be between $80 and $100 million. As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
•The Company expects a 22% to 27% effective tax rate for 2021, excluding the potential impact of changes in the mix of earnings between jurisdictions and the potential impact of changes resulting from potential US tax legislation that increases rates and could be retroactive to January 1, 2021. The Company expects cash taxes paid in 2021 to be approximately 10% greater than income tax expense due to less availability of tax attributes and loss carryforwards, as well as the impacts of bonus depreciation previously taken.

The Company recognizes that the potential effects and duration of COVID-19, as well as the impact of the weather-related event in Texas during February on the availability and price of raw materials is uncertain and could have an effect on the expected level of revenue and adjusted EBITDA. Consistent with past practices, the Company expects to protect the dollar spread by implementing price increases as required to offset higher raw material and freight costs. The implications of the weather-related event in Texas continue to evolve. The Company is monitoring the situation and does not anticipate inventory constraints in the first quarter. However, availability of raw materials could impact the second quarter if production in Texas is not restored in a reasonable time frame.

The Company is expanding production capacity in high-growth product categories. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond.

Conference Call

A conference call to discuss the Company's 2020 fourth quarter and annual results will be held Friday, March 12, 2021, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 3033579. The recording will be available from March 12, 2021 at 1:00 P.M. until April 11, 2021 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=5E5BB650-4EF4-41E5-B433-2CB4833E6123

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,600 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe. For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the new base level for our e-commerce end market and the future growth that is expected to continue; our intention to invest in the highest growth areas of our business while maintaining strong free cash flow in 2021; the COVID-19 pandemic (including the Company's facilities, production plans, safety measures, working capital, inventory management, and capital expenditures and other significant expenditures including, but not limited to, expected rate of return, timing, risk level, growth and revenue of such expenditures and expansion projects, as well as the pandemic's potential impact on the Company's financial results); demand in key product categories; the installation of a new water-activated tape line within the Company's existing footprint and the operational timing for such tape line; our expansion of production capacity in other high growth areas; the expected investment horizons, revenue and returns from these projects; and the Company's fiscal year 2021 outlook, including revenue, Adjusted EBITDA, capital expenditures, free cash flows, effective tax rate and income tax expenses, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions, including the Texas weather-related event; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; the expected strategic and financial benefits from the Company's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2020	2019	2020 (1)	2019
	$	$	$	$
Revenue	344,079	291,489	1,213,028	1,158,519
Cost of sales	255,599	231,167	924,244	911,644
Gross profit	88,480	60,322	288,784	246,875
Selling, general and administrative expenses	53,424	32,533	157,486	136,674
Research expenses	2,763	3,010	11,196	12,527
	56,187	35,543	168,682	149,201
Operating profit before manufacturing facility closures, restructuring and other related (recoveries) charges	32,293	24,779	120,102	97,674
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(657)	4,328	5,136
Operating profit	32,293	25,436	115,774	92,538
Finance costs (income)
Interest	6,757	7,668	29,436	31,690
Other expense (income), net	3,188	3,630	(6,238)	3,314
	9,945	11,298	23,198	35,004
Earnings before income tax expense (benefit)	22,348	14,138	92,576	57,534
Income tax expense (benefit)
Current	9,871	3,459	25,595	17,195
Deferred	(4,910)	(1,010)	(6,474)	(885)
	4,961	2,449	19,121	16,310
Net earnings	17,387	11,689	73,455	41,224

Net earnings (loss) attributable to:
Company shareholders	17,089	11,631	72,670	41,216
Non-controlling interests	298	58	785	8
	17,387	11,689	73,455	41,224

Earnings per share attributable to Company shareholders
Basic	0.29	0.20	1.23	0.70
Diluted	0.28	0.20	1.22	0.70
(1)Certain prior period amounts, including net earnings and the Company's non-GAAP financial measures, presented in the section below entitled "Non-GAAP Financial Measures", have been adjusted to reflect the allocation of purchase proceeds related to Nortech Acquisition as measured and reported in the third quarter of 2020. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	17,387	11,689	73,455	41,224
Adjustments to net earnings
Depreciation and amortization	16,246	16,177	63,840	61,415
Income tax expense	4,961	2,449	19,121	16,310
Interest expense	6,757	7,668	29,436	31,690
Non-cash charges in connection with manufacturing facility closures, restructuring and other related (recoveries) charges	10	(1,736)	596	799
Impairment of inventories	85	1,629	1,179	2,877
Share-based compensation expense (benefit)	18,404	(1,541)	22,879	501
Pension and other post-retirement expense related to defined benefit plans	560	502	2,057	2,073
Contingent consideration liability fair value adjustment	—	—	(11,005)	—
Loss (gain) on foreign exchange	200	(182)	38	(790)
Other adjustments for non-cash items	2,497	4,475	3,338	4,823
Income taxes paid, net	(14,092)	(4,605)	(24,610)	(11,995)
Adjustments (contributions) to defined benefit plans	130	(276)	(1,129)	(1,261)
Cash flows from operating activities before changes in working capital items	53,145	36,249	179,195	147,666
Changes in working capital items
Trade receivables	(2,543)	13,403	(25,947)	(3,893)
Inventories	(1,654)	14,588	(4,742)	4,341
Other current assets	406	(2,181)	383	127
Accounts payable and accrued liabilities and share-based compensation settlements	39,438	12,204	29,014	(11,571)
Provisions	(190)	(983)	1,682	(1,658)
	35,457	37,031	390	(12,654)
Cash flows from operating activities	88,602	73,280	179,585	135,012
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	—	(35,704)	—
Purchases of property, plant and equipment	(24,790)	(9,578)	(45,828)	(48,165)
Purchase of intangible assets	(815)	(326)	(1,854)	(2,259)
Other investing activities	118	87	579	1,508
Cash flows from investing activities	(25,487)	(9,817)	(82,807)	(48,916)
FINANCING ACTIVITIES
Proceeds from borrowings	64,074	40,373	302,031	190,673
Repayment of borrowings and lease liabilities	(104,441)	(91,933)	(325,881)	(225,902)
Payments of debt issue costs	—	—	—	(70)
Interest paid	(10,898)	(12,070)	(28,764)	(32,934)
Proceeds from exercise of stock options	271	1,263	271	3,278
Repurchases of common shares	—	—	—	(329)
Dividends paid	(9,354)	(8,742)	(35,386)	(33,992)
Dividends paid to non-controlling interest in GPCP Inc.	(100)	—	(100)	—
Other financing activities	—	172	—	411
Cash flows from financing activities	(60,448)	(70,937)	(87,829)	(98,865)
Net increase (decrease) in cash	2,667	(7,474)	8,949	(12,769)
Effect of foreign exchange differences on cash	679	1,322	471	1,165
Cash, beginning of year	13,121	13,199	7,047	18,651
Cash, end of year	16,467	7,047	16,467	7,047

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	16,467	7,047
Trade receivables	162,235	133,176
Inventories	194,516	184,937
Other current assets	21,048	22,287
	394,266	347,447
Property, plant and equipment	415,214	415,311
Goodwill	132,894	107,677
Intangible assets	124,274	115,049
Deferred tax assets	29,677	29,738
Other assets	13,310	10,518
Total assets	1,109,635	1,025,740
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	180,446	145,051
Share-based compensation liabilities, current	17,769	4,948
Provisions, current	4,222	1,766
Borrowings and lease liabilities, current	26,219	26,319
	228,656	178,084
Borrowings and lease liabilities, non-current	463,745	482,491
Pension, post-retirement and other long-term employee benefits	19,826	17,018
Share-based compensation liabilities, non-current	13,664	4,247
Non-controlling interest put options	15,758	13,634
Deferred tax liabilities	34,108	46,669
Provisions, non-current	2,430	3,069
Other liabilities	14,766	8,300
	792,953	753,512
EQUITY
Capital stock	354,880	354,559
Contributed surplus	22,776	16,782
Deficit	(51,114)	(87,899)
Accumulated other comprehensive loss	(21,886)	(22,702)
Total equity attributable to Company shareholders	304,656	260,740
Non-controlling interests	12,026	11,488
Total equity	316,682	272,228
Total liabilities and equity	1,109,635	1,025,740

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
IPG Net Earnings	17.1	11.6	72.7	41.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1
M&A Costs	0.4	3.3	3.5	11.2
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6
Other item: special income tax events(1)	—	—	—	2.3
Other item: change in fair value of contingent consideration (2)	—	—	(11.0)	—
Income tax benefit, net	(3.9)	(0.2)	(3.4)	(4.0)
Adjusted net earnings	32.4	13.6	89.7	57.8

IPG Net Earnings per share
Basic	0.29	0.20	1.23	0.70
Diluted	0.28	0.20	1.22	0.70

Adjusted earnings per share
Basic	0.55	0.23	1.52	0.98
Diluted	0.54	0.23	1.50	0.98

Weighted average number of common shares outstanding
Basic	59,012,869	58,900,337	59,010,485	58,798,488
Diluted	60,083,664	59,027,917	59,630,873	58,989,134

(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition.

EBITDA, Adjusted EBITDA and Total Leverage Ratio

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second half of the year relative to the first half.
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA. The term "total leverage ratio" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measure of performance derived in accordance with GAAP. Total leverage ratio is not presented as defined by applicable indentures and should not be considered as an alternative to the consolidated secured net leverage ratio debt covenant described in the Company's MD&A section entitled "Liquidity and Borrowings." The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Net earnings	17.4	11.7	73.5	41.2
Interest and other finance costs	9.9	11.3	23.2	35.0
Income tax expense	5.0	2.4	19.1	16.3
Depreciation and amortization	16.2	16.2	63.8	61.4
EBITDA	48.5	41.6	179.6	154.0
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1
M&A Costs	0.4	3.3	3.5	11.2
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6
Adjusted EBITDA	67.7	43.8	211.1	172.2

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities	88.6	73.3	179.6	135.0
Less purchases of property, plant and equipment	(24.8)	(9.6)	(45.8)	(48.2)
Free cash flows	63.8	63.7	133.8	86.8